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                           June 11, 2021

       Stefan Selig
       Chairman of the Board of Directors
       Rotor Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174

                                                        Re: Rotor Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 14, 2021
                                                            File No. 001-39897

       Dear Mr. Selig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 14, 2021

       Questions and Answers
       If I am a Company warrant holder, can I exercise redemption rights with respect to my public
       Warrants?, page 18

   1.                                                   Clarify that although
holders of the company   s outstanding public warrants do not have
                                                        redemption rights in
connection with the Business Combination, if they choose to redeem shares of Class A
stock, they may still exercise their warrants if the merger is consummated.
 Stefan Selig
FirstName  LastNameStefan Selig
Rotor Acquisition Corp.
Comapany
June       NameRotor Acquisition Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Selected Historical Financial Information of the Company
Consolidated Balance Sheet, page 33

2. We note that you include balance sheet information as of December 31, 2020. Please expand the disclosure to include balance sheet data as of January 20, 2021 from the audited balance sheet included in the proxy so the investors can see the amounts in the trust following the IPO.
Unaudited Pro Forma Condensed Combined Financial Information, page 38

3. We note in the Subsequent events disclosure for Sarcos on page F-54 that on February 18,
         20921, the Sarcos CEO was granted 1 million RSAs that vest over a 15 month period commencing on the date of the business combination. We also note on page 200, in April
         2021, the Sarcos board of directors amended RSAs to certain executives that triggers vesting of the RSAs on the closing of the business combination. While these costs will be expensed in the subsequent periods, since it is directly related to the merger in its vesting, please disclose this grant in the notes to the pro forma financial information.
Proposal No. 1 - Approval of the Business Combination
Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 135

4. You state that this section "is a discussion of material U.S. federal income tax considerations for holders of our shares of Class A Stock that elect to have their Class A
         Stock redeemed for cash if the Business Combination is completed. Please revise to discuss the material tax consequences of the Business Combination to each company's stockholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger to be tax free under Section 368(a) of the Internal Revenue
         Code. If you believe the business combination will be tax free, please disclose whether you received an opinion of counsel that supports this conclusion. Refer to Section III of
         Staff Legal Bulletin No. 19.
Information About Sarcos, page 173

5.       Please provide the basis for the statement that Sarcos is    a global
technology leader.
         Clarify the criteria on which you based this statement, such as revenue or the number of customers or market share.
6. Please disclose the assumptions and limitations of your Serviceable Obtainable Market which you estimate to be $14.7 billion as of 2020 and grow to $24.8 billion as of 2026.
 Stefan Selig
FirstName  LastNameStefan Selig
Rotor Acquisition Corp.
Comapany
June       NameRotor Acquisition Corp.
     11, 2021
June 11,
Page 3 2021 Page 3
FirstName LastName
Sarcos Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 186

7. We note that your research and development services revenue is derived mainly from
         Small Business Innovation Research (SBIR) contracts. Please expand the discussion to clarify what types of contracts are included in the SBIR contracts, i.e. cost-plus, fixed-fee, etc.
Components of Results of Operations, page 188

8. We note that you state that sales of your Guardian S and other commercially available products represent a de minimus portion of your revenues. Please revise your disclosure in light of the $1.1 million increase in revenues from 2019 to 2020 from the sales of
         Guardian S products, as disclosed on page 190.
Revenues from Contract with Customers, page 195

9. We note on page 195 that you provide research and development services under SBIR contracts that include fixed-price contracts. Please expand the discussion of fixed-price contracts to address your accounting policy for loss contracts. Please also expand your revenue recognition accounting policy on page F-38 accordingly. Description of Securities, page 215

10. Please revise to provide a more detailed description of the material voting rights of the
         Class A common stockholders. For example, disclose the circumstances under which the
         Class A common stockholders are entitled to a separate class vote under Delaware law.
Beneficial Ownership of Securities, page 234

11. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities such as the entities affiliated with
         DIG Investments XVIII AB and Schlumberger Technology Corporation. Financial Statements - Sarcos Corp.
Revenues From Contracts With Customers, page F-38

12. We note you derive revenue from the sale of research and development services and robotic products. Please provide disaggregated revenue disclosure in accordance with
         ASC 606-10-50-5. Please also expand your MD&A discussion of revenues and cost of revenues to separately address each type of revenue.
 Stefan Selig
FirstName  LastNameStefan Selig
Rotor Acquisition Corp.
Comapany
June       NameRotor Acquisition Corp.
     11, 2021
June 11,
Page 4 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Evan D   Amico